UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

Vertical Aerospace Ltd. (the “Company”) is filing this Amendment No. 1 to the Company’s Form 6-K dated, and originally filed with the Securities and Exchange Commission (the “SEC”) on, December 23, 2024 (the “Original Filing”), solely to supplement the third paragraph under the heading “Supplemental Indentures and Partial Conversion” with the following information, which shall be appended to the end of such paragraph:

“Immediately following the Partial Conversion, the Company had 69,542,515 ordinary shares issued and outstanding (excluding ordinary shares held in treasury).”

Except as specifically provided herein, the information set forth in the Original Filing, including Exhibits 3.1, 4.1, 4.2, 4.3, 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, remains unchanged.

INCORPORATION BY REFERENCE

The information included in this Amendment No. 1 to the Company’s Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-270756 and File No. 333-275430) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: January 2, 2025	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Executive Officer